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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)





                           PARAGON TRADE BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69912K107
             ------------------------------------------------------
                                 (CUSIP Number)

                                JANUARY 26, 1999
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13G


CUSIP NO.    69912K107                                         PAGE 2 OF 6 PAGES



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Appaloosa Management L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    [ ]
                                                                      (b)    [X]
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           5      SOLE VOTING POWER

         NUMBER OF                965,200
          SHARES
       BENEFICIALLY        6      SHARED VOTING POWER
         OWNED BY
           EACH                   0
         REPORTING
          PERSON           7      SOLE DISPOSITIVE POWER
           WITH
                                  965,200

                           8      SHARED DISPOSITIVE POWER

                                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         965,200

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.08%

12       TYPE OF REPORTING PERSON

         PN**

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
**See Item 4.

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                                  SCHEDULE 13G


CUSIP NO.   69912K107                                          PAGE 3 OF 6 PAGES



13        NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David A. Tepper

14        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    [ ]
                                                                      (b)    [X]
15        SEC USE ONLY

16        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                  17       SOLE VOTING POWER

            NUMBER OF                      965,200
             SHARES
          BENEFICIALLY            18       SHARED VOTING POWER
            OWNED BY
              EACH                         0
            REPORTING
             PERSON               19       SOLE DISPOSITIVE POWER
              WITH
                                           965,200

                                  20       SHARED DISPOSITIVE POWER

                                           0

21       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         965,200

22       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

23       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.08%

24       TYPE OF REPORTING PERSON

         IN**

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See Item 4.

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                                                                     Page 4 of 6

Item 1(a).     Name of Issuer: Paragon Trade Brands, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               180 Technology Parkway, Norcross, Georgia 30092

Item 2(a).     Name of Person Filing:
               Appaloosa Management L.P. and David A. Tepper

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               Appaloosa Management L.P., 26 Main Street, Chatham, New Jersey 07928

               David A. Tepper, c/o Appaloosa Management L.P., 26 Main Street, Chatham, New Jersey 07928

Item 2(c).     Citizenship:
               Appaloosa Management L.P. - Delaware
               David A. Tepper - United States of America

Item 2(d).     Title of Class of Securities:
               Common Stock, $0.01 par value

Item 2(e).     CUSIP Number: 69912K107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
             Not applicable. This statement is filed pursuant to 13d-1(c).

 Item 4.     OWNERSHIP:

             (a)   965,200

             (b)   8.08%

             (c)   (i) sole voting power: 965,200

                   (ii) shared voting power: 0

                   (iii) sole dispositive power: 965,200

                   (iv) shared dispositive power: 0

    *Appaloosa Management L.P. ("AMLP") is the general partner of Appaloosa Investment Limited Partnership I, the investment advisor to Palomino Fund Ltd., and the managing member of Tersk LLC, which are the holders of record of the reported securities (419,947, 491,765 and 53,488 shares, respectively). David A. Tepper ("DAT") is the sole stockholder and president of Appaloosa Partners Inc. ("API"). API is the general partner of AMLP and DAT owns a majority of the limited partnership interests of AMLP.

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
             Not applicable.

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                                                                     Page 5 of 6


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         Persons other than David A. Tepper and Appaloosa Management L.P. have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

Item 10. CERTIFICATION:

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                               February 5, 1999


                                               APPALOOSA MANAGEMENT L.P.
                                               By: Appaloosa Partners Inc.
                                               Its: General Partner


                                               By:  /s/ David A. Tepper
                                                    --------------------
                                                    David A. Tepper
                                                    President

                                               DAVID A. TEPPER


                                               /s/ David A. Tepper
                                               --------------------
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                                                                     Page 6 of 6

                                  Exhibit Index

                      Exhibit 99.1 - Joint Filing Agreement